Exhibit (d)(1)(i)

APPENDIX A

INVESTMENT ADVISORY AGREEMENT

DATED AS OF DECEMBER 14, 2015 (AS AMENDED MAY 24, 2016)

Pointbreak Agriculture Commodity Strategy Fund (Ticker Symbol: PBAG)	0.42%
Pointbreak Buyback Index Fund (Ticker Symbol: PBBB)	0.34%
Pointbreak China Index Fund (Ticker Symbol: PBCI)	0.36%
Pointbreak Diversified Commodity Strategy Fund (Ticker Symbol: PBCM)	0.42%
Pointbreak India Index Fund (Ticker Symbol: PBIN)	0.42%
Pointbreak Internet Security Index Fund (Ticker Symbol: PBCS)	0.36%
Pointbreak IPO Index Fund (Ticker Symbol: PBIQ)	0.36%
Pointbreak US Internet Index Fund (Ticker Symbol: PBIT)	0.32%